EXHIBIT 23.2

TG Venture Acquisition Corp. (“TGVC”)

1390 Market Street, Suite 200
San Francisco, California 94102
(628) 251-1369

August 14, 2023

Dear Sir/Madam:

We are a qualified law firm and lawyers in Hong Kong, and we have been engaged by TGVC as its Hong Kong legal counsel to advise on certain legal matters related to the laws of Hong Kong.

We hereby consent to the use of this consent as an exhibit to the Annual Report on Form 10-K, as amended (the “Annual Report”), to be filed with the U.S. Securities and Exchange Commission (the “SEC”). We further consent to the use of our name and to all references made to us in the Annual Report and reply to the SEC.

Yours faithfully

/s/ DLA Piper Hong Kong
DLA Piper Hong Kong